December 17, 2009

Dear fellow Shareholder:

Issuance of Inducement Warrants

You are invited to attend a special meeting (the "Meeting") of holders (the "Shareholders") of Yukon-Nevada Gold Corp. (the “Company”) to be held at Suite 490, 688 West Hastings Street, Vancouver, BC on January 12, 2010 at 10 am.

At the Meeting, you will be asked to consider and approve the Company’s proposal to raise additional working capital by issuing additional share purchase warrants (“Inducement Warrants”) to holders of existing warrants who elect to exercise such warrants well before their respective expiry dates. The subject warrant holders are the subscribers of the Company’s private placements which closed in December 2008 and in August 2009 that hold warrants entitling them to an aggregate of 213,450,000 warrants (the “Existing Warrants”).

The Toronto Stock Exchange requires that the issuance of the Inducement Warrants be approved by disinterested shareholders, meaning none of the holders of Existing Warrants is entitled to vote on the resolution. The approval of a majority of disinterested shareholders of the Company is therefore sought.

Reasons for the Proposed Inducement Warrants

The Company requires immediate working capital to fund its business plan. The proceeds from the transaction will be used to:

1.	Fund resumption of the Jerritt Canyon mines and its mill back into production and into a sustainably profitable operating status;

2.	Pay down the existing liabilities of the Company;

3.	Invest in the facilities at Jerritt Canyon to meet the compliance requirements of the Nevada Division of Environmental Protection (being in full environmental compliance);

4.	Make further improvements to the gold production processes to enhance throughput at the mill; and

5.	Carry out further exploration activity at the Jerritt Canyon and Ketza River properties.

Background

In order to support the Company, certain shareholders, who are also warrant holders advanced funds in the order of $2.5 million well in advance of the pending necessary approval of the TSX and disinterested shareholders (the “approvals”) in the transaction. In the absence of the approvals, these monies are repayable at call. Certain other warrant holders with warrants due in June 2010 amounting to approximately another $8 million are also holding back exercising more than 7 months ahead of their expiry date.

Without the approvals the Company is likely to face a shortfall of over $10 million dollars in capital, which is necessary to build the operation back into a sustainable producing asset for shareholders. It is in the interest of all Shareholders that these approvals be obtained. This $10 million of new equity is also a pre-condition of debt financiers who will consider advancing facilities of up to an additional US$40 million. This financing will allow the Company to achieve its budgeted capital works program, replacement spare parts inventory, mobile equipment replacement and upgrades to get Jerritt Canyon back into full sustainable production status and satisfy all development and exploration programs.

You will find full details of the proposed Inducement Warrants in the enclosed management information circular of the Company (the “Information Circular”). We encourage you to read the Information Circular in full. The Board of Directors of the Company has determined that the proposed Inducement Warrants are in the best interests of the Company and recommend that Shareholders approve the proposed Inducement Warrants.

Your vote is important, regardless of the number of Shares you own. If you are a registered holder of Yukon-Nevada Gold Corp. Shares, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy by not later than January 10, 2010 to ensure that your shares will be voted at the Meeting in accordance with your instructions, whether or not you are able to attend in person. Internet, telephone and fax voting options are also available 24 hours a day, using the instructions on the proxy form. If you hold your Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares.

If you have any questions regarding the Special Meeting or require more information with regard to the procedures for voting, please contact Laurel Hill Advisory Group toll-free at, 1-800-994-5189.

Thank you for your continued support.

Yours very truly,

“Robert F. Baldock”

Robert F. Baldock
President and Chief Executive Officer